Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Fabio Battaglia, III

FBattaglia@stradley.com

215.564.8077

July 18, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Laura Hatch

Re:	GPS Funds I and GPS Funds II
File Nos. 811-10267 and 811-22486

Dear Ms. Hatch:

This letter responds to the comments provided to me by telephone regarding the shareholder report filed on Form N-CSR by GPS Funds I and GPS Funds II (each, a “Trust,” and collectively, the “Trusts”) for the fiscal year ended March 31, 2013 (the “Shareholder Report”), as well as the Trust’s registration statement.  We have summarized each of your comments below, in the order you provided them, and have set forth the Trusts’ response immediately below each comment.  In connection with our responses to your comments, we acknowledge, on behalf of each Trust, that:

▪	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Philadelphia, PA ● Malvern, PA ● New York, NY ● Harrisburg, PA ● Wilmington, DE ● Cherry Hill, NJ ● Washington, DC
A Pennsylvania Limited Liability Partnership

Ms. Laura Hatch
U.S. Securities and Exchange Commission
July 18, 2014

1.           Comment:  GuideMark Global Real Return Fund: The chart in the Manager’s Discussion of Fund Performance section that depicts the graphical representation of the Fund’s holdings indicates that 100% of the holdings are in exchange-traded funds (“ETFs”) and <1% of the Fund’s holdings are in short-term investments.  In future reports, please consider revising the chart to show the Fund’s holdings in other reasonably identifiable categories, such as asset class or geographic region.

The same comment applies to the GuidePath Strategic Asset Allocation Fund, GuidePath Tactical Constrained Asset Allocation Fund, GuidePath Tactical Unconstrained Asset Allocation Fund, GuidePath Absolute Return Asset Allocation Fund, GuidePath Multi-Asset Income Asset Allocation Fund, GuidePath Fixed Income Allocation Fund and GuidePath Altegris Diversified Alternatives Allocation Fund.

Response:  The Trusts have revised the presentation in the most recent report to shareholders and will include similar disclosures in future reports, as appropriate.

2.           Comment:  GuideMark Global Real Return Fund: The table in the Manager’s Discussion of Fund Performance section indicates that 30.09% of the Fund’s net assets were invested in the SPDR S&P Global Natural Resources ETF.  In future reports, please consider including a reference to the financial statements of investments that represent more than 25% of a Fund’s net assets.

Response:  The Trusts have revised the presentation in the most recent report to shareholders and will include similar disclosures in future reports, as appropriate.

3.           Comment:  GuideMark Global Real Return Fund: Because the Fund has the term “global” in its name, please consider adding disclosure in the Fund’s prospectus describing how the Fund allocates its assets to investments that are tied economically to a number of countries throughout the world.  For example, consider including disclosure that the Fund allocates its assets to investments that are tied economically to at least three different countries and will invest at least 40% of its assets in non-U.S. investments.

Response:  Investment Company Act Release No. 24828 (Jan. 17, 2001) states that the term “global” connotes diversification among investments in a number of different countries throughout the world and that the SEC expects that investment companies using this term in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.

The Fund’s current prospectus states that:

The Fund’s investments are expected to provide global exposure through investment in U.S. and international securities, including developing markets.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
July 18, 2014

In addition, the Registrant will add disclosure to the prospectus stating that:

The Fund, through its investments in ETPs, will generally invest at least 20% of its assets in securities of issuers economically tied to countries other than the United States and will generally hold securities of issuers economically tied to at least 10 countries, including the United States.

The Registrant believes that the Fund’s allocation of investments across different countries through its investments in exchange-traded products meets the standards set forth in the Release with respect to the use of the term “global” in a fund’s name, which does not include a specific asset test for non-U.S. investments.

4.           Comment:  GuideMark Global Real Return Fund: The Schedule of Investments in the Fund’s annual report dated March 31, 2013 appears to indicate that more than one-third of the Fund’s net assets are on loan; approximately $31 million in loaned securities and net assets of approximately $82 million.

Response:  The Fund’s policy, as stated in its Statement of Additional Information, is to limit the amount of its portfolio securities on loan at any given time to no more than one-third of its total assets, rather than its net assets.  Consistent with the position of the SEC staff, as stated in the Brinson Funds no-action letter (pub. avail. Nov. 25, 1997), the Fund may include, as part of its total assets, the assets it receives as collateral for loans of its portfolio securities for purposes of determining compliance with the SEC staff’s position that a mutual fund should not have or loan at any given time securities representing more than one-third of its total asset value.

5.           Comment:  GuideMark World ex-US Fund: Footnote 1 to the fee table in the Fund’s registration statement indicates that the Total Annual Fund Operating Expenses figure shown in the fee table does not include 0.01% attributed to acquired fund fees and expenses.  Please explain why the acquired fund fees and expenses are included in “Other Expenses” and not in a separate line item.

Response:  Per Instruction 3(f)(i) to Item 3 of Form N-1A, in the event that acquired fund fees and expenses do not exceed 0.01% (one basis point) of the average net assets of a fund, the Fund may include these fees and expenses under the subcaption “Other Expenses” in lieu of including a separate line item in the fee table.  In this case, the acquired fund fees and expenses do not exceed 0.01% of the average net assets of the Fund, and the acquired fund fees and expenses have been included in “Other Expenses” per the instruction.

6.           Comment:  Please confirm that each Fund’s policy of investing no more than 15% of its net assets in illiquid securities is not calculated “at the time of purchase,” as indicated in Note 2(n) in the Notes to Financial Statements.

Response:  The Trusts have made this clarification in the most recent report to shareholders and will include similar disclosures in future reports, as appropriate.

Ms. Laura Hatch
U.S. Securities and Exchange Commission
July 18, 2014

*  *  *

Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Fabio Battaglia
Fabio Battaglia

cc:           Carrie E. Hansen
Michael P. O’Hare